UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Entrée Gold Inc.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

29383G100

(CUSIP Number)

Rio Tinto plc
c/o Shannon Crompton
Rio Tinto Services Inc.
1343 South 1800 East
Salt Lake City, UT 84108
(801) 583-6707

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Christine A. Spillane
Sullivan & Cromwell LLP
1 New Fetter Lane
London EC4A 1AN
England
011-44-207-959-8554

June 27, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name Of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

Rio Tinto plc

2	Check the Appropriate Box if a Member of a Group	(a)	☐
(See Instructions)
		(b)	☐

3	SEC Use Only

4	SOURCE OF FUNDS (See Instructions)
WC

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐

6	Citizenship or Place of Organization
England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
0

	8	Shared Voting Power
12,613,841

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
12,613,841

11	Aggregate Amount Beneficially Owned by Each Reporting Person
12,613,841

Check if the Aggregate Amount In Row (11) Excludes Certain Shares
12	(See Instructions)
☐

13	Percent of Class Represented by Amount In Row (11)
16.3%

14	Type of Reporting Person (See Instructions)
HC, CO

1	Name Of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

Kennecott Canada Exploration Inc.

2	Check the Appropriate Box if a Member of a Group	(a)	☐
(See Instructions)
		(b)	☐

3	SEC Use Only

4	SOURCE OF FUNDS (See Instructions)
AF

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐

6	Citizenship or Place of Organization
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
0

	8	Shared Voting Power
12,613,841

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
12,613,841

11	Aggregate Amount Beneficially Owned by Each Reporting Person
12,613,841

Check if the Aggregate Amount In Row (11) Excludes Certain Shares
12	(See Instructions)
☐

13	Percent of Class Represented by Amount In Row (11)
16.3%

14	Type of Reporting Person (See Instructions)
CO

                    This Amendment No. 1 amends and supplements the Schedule 13D (“Schedule 13D”) filed by the following entities (collectively referred to herein as the “Reporting Persons”, and each as a “Reporting Person”), filed with the U.S. Securities and Exchange Commission (“SEC”) on July 8, 2005:

                    Rio Tinto plc, a public limited company incorporated under the laws of England and Wales (“Rio Tinto”), is an international mining company with operations around the world. Rio Tinto’s principal executive offices are located at 6 St. James’s Square, London, SW1Y 4LD, England.

                    Kennecott Canada Exploration Inc., a corporation incorporated under the laws of Canada and an indirect wholly owned subsidiary of Rio Tinto (“Kennecott”), is a mining company the principal business of which is the discovery and acquisition of mineral resources in North and Central America. Kennecott’s principal offices are located at 200 Granville Street, Suite 354, Vancouver, British Columbia, V6C 1S4, Canada.

                    The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of the Reporting Persons are set forth in Schedule I hereto and are incorporated by reference herein.

                    During the last five years, neither of the Reporting Persons and, to the knowledge of each of the Reporting Persons, none of the persons listed in Schedule I hereto has been: (i) convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

                    Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following to the end of the third paragraph:

                    On June 27, 2007, the Reporting Persons exercised the warrants and, as a result, currently own 12,613,841 Common Shares (representing approximately 16.3% of the Company’s Common Shares). Upon exercise of the warrants, the Reporting Persons acquired 3,153,460 Common Shares at a price of C$ 2.75 per Common Share and 3,153,460 Common Shares at a price of C$3.00 per Common Share, for a total consideration of C$ 18,132,395, which was funded from intergroup loans.

Item 5.	Interest in Securities of the Issuer.

                    Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following after the second sentence of the first paragraph:

                    On June 27, 2007, the Reporting Persons exercised the warrants and, as a result, currently own 12,613,841 Common Shares (representing approximately 16.3% of the Company’s Common Shares).

SIGNATURE

                    After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2007
Rio Tinto plc

	By:	/s/ Anette Lawless

Name: Anette Lawless
Title: Secretary

Kennecott Canada Exploration Inc.

	By:	/s/ Shannon Crompton

Name: Shannon Crompton
Title: Assistant Secretary

Schedule I

Rio Tinto plc

Directors and Executive Officers

Name	Present Business Address	Present Principal Occupation	Citizenship

Directors

Paul Skinner	6 St. James’s Sq. London SW1Y 4LD United Kingdom	Chairman of Rio Tinto	British

Tom Albanese	6 St. James’s Sq. London SW1Y 4LD United Kingdom	Chief Executive of Rio Tinto	United States of America

Guy Elliott	6 St. James’s Sq. London SW1Y 4LD United Kingdom	Finance Director of Rio Tinto	British

Sir Rod Eddington	6 St. James’s Sq. London SW1Y 4LD United Kingdom	Chairman of JP Morgan	Australian

Ashton Calvert	6 St. James’s Sq. London SW1Y 4LD United Kingdom	Non-executive director of Rio Tinto	Australian

Sir David Clementi	6 St. James’s Sq. London SW1Y 4LD United Kingdom	Chairman of Prudential plc	British

Vivienne Cox	6 St. James’s Sq. London SW1Y 4LD United Kingdom	Executive Vice-President of BP plc	British

Mike Fitzpatrick	6 St. James’s Sq. London SW1Y 4LD United Kingdom	Director of Squitchy Lane Holdings	Australian

Name	Present Business Address	Present Principal Occupation	Citizenship

Richard Goodmanson	6 St. James’s Sq. London SW1Y 4LD United Kingdom	Executive Vice-President and Chief Operating Officer of DuPont	United States of America

Andrew Gould	6 St. James’s Sq. London SW1Y 4LD United Kingdom	Chairman and Chief Executive Officer of Schlumberger Ltd.	British

Lord Kerr	6 St. James’s Sq. London SW1Y 4LD United Kingdom	Chairman of the Court and Council of Imperial College, London	British

David Mayhew	6 St. James’s Sq. London SW1Y 4LD United Kingdom	Chairman of Cazenove Group plc	British

Sir Richard Sykes	6 St. James’s Sq. London SW1Y 4LD United Kingdom	Director of Rio Tinto and director of Lonza Group Ltd.	British

Executive Officers

Bret Clayton	6 St. James’s Sq. London SW1Y 4LD United Kingdom	Chief Executive of the Copper group at Rio Tinto	United States of America

Preston Chiaro	6 St. James’s Sq. London SW1Y 4LD United Kingdom	Chief Executive of the Energy group	United States of America

Oscar Groeneveld	Level 33 55 Collins Street Melbourne Victoria 3000	Chief Executive of the Aluminum group	Australian

Keith Johnson	6 St. James’s Sq. London SW1Y 4LD United Kingdom	Group Executive Business Resources	British

Name	Present Business Address	Present Principal Occupation	Citizenship

Andrew Mackenzie	6 St. James’s Sq. London SW1Y 4LD, UK	Chief Executive of the Diamonds and Minerals group	British

Grant Thorne	Comalco Place 12 Creek Street Brisbane QLD 4000 Australia	Group Executive Technology and Innovation	Australian

Sam Walsh	6 St. James’s Sq. London SW1Y 4LD United Kingdom	Chief Executive of the Iron Ore Group	Australian

Kennecott Canada Exploration Inc.

Directors and Executive Officers

C. G. Baldwin	1600 Cathedral Place 925 West Georgia St. Vancouver, B.C. V6C 3L2 CANADA	Attorney Lawson Lundell	Canadian

I. Graham	200 Granville Street Suite 354 Vancouver, B.C. V6C 1S4 CANADA	Vice President Kennecott Canada Exploration Inc.	Canadian

M. L. Jutras	770 Sherbrooke Street West, Suite 1800 Montreal, Quebec H3A 1G1 CANADA	General Counsel and Secretary Rio Tinto Iron & Titanium Inc.	Canadian

J. V. Main	224 North 2200 West Salt Lake City, UT 84116 USA	President Kennecott Exploration Company	New Zealand

J. J. Quigley	224 North 2200 West Salt Lake City, UT 84116 USA	Vice President and Chief Legal Officer Kennecott Exploration Company	United States of America

Executive Officers

J.V. Main	224 North 2200 West Salt Lake City, UT 84116 USA	President	New Zealand

I. Graham	200 Granville Street Suite 354 Vancouver, B.C. V6C 1S4 CANADA	Vice President	Canadian

D. Simpson	200 Granville Street Suite 354 Vancouver, B.C. V6C 1S4 CANADA	Vice President	United States of America

J. J. Quigley	224 North 2200 West Salt Lake City, UT 84116 USA	Vice President and Chief Legal Officer	United States of America

M. D. Edmonds	8309 West 3595 South Magna, UT 84044 USA	Chief Financial Officer	United States of America

C.G. Baldwin	1600 Cathedral Place 925 West Georgia St. Vancouver, B.C. V6C 3L2 CANADA	Secretary	Canadian

S. S. Crompton	1343 South 1800 East Salt Lake City, UT 84108 USA	Assistant Secretary	United States of America

J. R. Welch	8309 West 3595 South Magna, UT 84044 USA	Treasurer	United States of America

C. J. Wykstra	8309 West 3595 South Magna, UT 84044 USA	Assistant Treasurer	United States of America